

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2024

Richard Russell
Chief Financial Officer
LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, FL 33606

>   **Re: LM Funding America, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 13, 2024**
>   **File No. 333-281528**

Dear Richard Russell:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Eric Envall at 202-551-3234 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Crypto Assets